ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Company”) informs its stockholders and the general market that, in line with the announcements to the market of March 2, 2023 and May 29, 2023, holders of 2,122,994 shares and 554,650 American Depositary Shares (representing 184,883 shares) (collectively, the “Shares”) of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 (“Tender Offers”). After the settlement of the Tender Offers, which is expected to occur by July 13, 2023 (“Settlement Date”), the Company will hold, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile’s total capital stock.

The stockholders who have tendered their shares in the Tender Offers will be entitled to receive a total amount of 19,616,957,314.85 chilean pesos on the Settlement Date.

The expected effect on the Company's capital ratios is immaterial.

São Paulo (SP), July 10, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence